

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 2, 2016

Via E-mail
Emanuel Harrington
Chief Executive Officer
Yobi Capital Fund Corporation
45 Rockefeller Plaza, Suite 2000
New York, NY 10111

> **Re:**   **Yobi Capital Fund Corporation**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed July 15, 2016**
> **File No. 024-10549**

Dear Mr. Harrington:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2016 letter.

General

1. We note that you have a website available to the public at www.yobidemo.com. This website contains a variety of materials and information regarding your business and potential offering, including, but not limited to, a "Confidential Reg A+ Offering Memorandum" that is dated November 1, 2015 – October 30, 2016, a company pitch video and potential return information. Please explain to us in detail how this publicly available information complies with the federal securities laws.

Sale and Distribution of Securities, page 30

2. We note your response to comment 1. We remain concerned that your offering structure would not commence within two calendar days of qualification and as such, would

constitute a delayed offering of your securities, which is not permissible under Rule 251(d)(3)(i)(F). Please revise the terms of your offering to comply with Rule 251.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3391 with any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services

cc: Sam Guzik, Sam Guzik & Associates